UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-40099

GOLD ROYALTY CORP.
(Registrant’s name)

1030 West Georgia Street, Suite 1830
Vancouver, BC V6E 2Y3
(604) 396-3066
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3, as amended (Registration No. 333-265581), of Gold Royalty Corp. (including any prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD ROYALTY CORP.

Date: November 22, 2022	By:	/s/ David Garofalo
	Name:	David Garofalo
	Title:	Chief Executive Officer, President and Chairman

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated November 22, 2022